                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549
                                 --------------

                                  SCHEDULE 13D
                                 (Rule 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                               (Amendment No. 8)1

                          UNITED INDUSTRIAL CORPORATION
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                                (Name of Issuer)

                          COMMON STOCK, $1.00 PAR VALUE
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                         (Title of Class of Securities)

                                    910671106
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                                 (CUSIP Number)

                              STEVEN WOLOSKY, ESQ.
               OLSHAN GRUNDMAN FROME ROSENZWEIG & WOLOSKY LLP
                                 505 Park Avenue
                            New York, New York 10022
                                 (212) 753-7200
--------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                 October 4, 2002
--------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of This Statement)

            If the filing  person has  previously  filed a statement on Schedule
13G to report the  acquisition  that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e),  13d-1(f) or 13d-1(g),  check the following box / /.

            Note.  Schedules  filed  in  paper  format  shall  include  a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

                         (Continued on following pages)

                               (Page 1 of 8 Pages)

--------
1           The remainder of this cover page shall be filled out for a reporting person's  initial  filing on this  form with  respect  to the  subject  class of securities,  and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

            The  information  required on the remainder of this cover page shall not be deemed to be "filed"  for the  purpose  of  Section 18 of the  Securities
Exchange Act of 1934 or otherwise  subject to the liabilities of that section of the Act but shall be subject to all other  provisions of the Act  (however,  see the Notes).

---------------------------                              -----------------------
CUSIP No. 910671106                    13D                   Page 2 of 8 Pages
---------------------------                              -----------------------

================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                                  STEEL PARTNERS II, L.P.
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) / /
                                                                         (b) / /
--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*
                     WC
--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 / /
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                     DELAWARE
--------------------------------------------------------------------------------
  NUMBER OF        7      SOLE VOTING POWER
   SHARES
 BENEFICIALLY                   1,310,250
OWNED BY EACH
  REPORTING
 PERSON WITH   -----------------------------------------------------------------
                   8      SHARED VOTING POWER

                                - 0 -
               -----------------------------------------------------------------
                   9      SOLE DISPOSITIVE POWER

                                1,310,250
               -----------------------------------------------------------------
                  10      SHARED DISPOSITIVE POWER

                                - 0 -
--------------------------------------------------------------------------------
     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                     1,310,250
--------------------------------------------------------------------------------
     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                               / /
--------------------------------------------------------------------------------
     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                     10.1%
--------------------------------------------------------------------------------
     14        TYPE OF REPORTING PERSON*

                     PN
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

---------------------------                              -----------------------
CUSIP No. 910671106                    13D                   Page 3 of 8 Pages
---------------------------                              -----------------------

================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                                  WARREN G. LICHTENSTEIN
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) / /
                                                                         (b) / /
--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*
                     OO
--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 / /
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                     USA
--------------------------------------------------------------------------------
  NUMBER OF        7      SOLE VOTING POWER
   SHARES
BENEFICIALLY                    1,320,250 (1)
OWNED BY EACH
  REPORTING
 PERSON WITH   -----------------------------------------------------------------
                   8      SHARED VOTING POWER

                                - 0 -
                ----------------------------------------------------------------
                   9      SOLE DISPOSITIVE POWER

                                1,320,250 (1)
               -----------------------------------------------------------------
                  10      SHARED DISPOSITIVE POWER

                                - 0 -
--------------------------------------------------------------------------------
     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                     1,320,250 (1)
--------------------------------------------------------------------------------
     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                               / /
--------------------------------------------------------------------------------
     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                     10.1%
--------------------------------------------------------------------------------
     14        TYPE OF REPORTING PERSON*

                     IN
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

(1)         Includes 10,000 shares of Common Stock underlying options granted to
            Mr.  Lichtenstein  that are  exercisable  within 60 days of the date hereof.

---------------------------                              -----------------------
CUSIP No. 910671106                    13D                   Page 4 of 8 Pages
---------------------------                              -----------------------

================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                                      GLEN M. KASSAN
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) / /
                                                                         (b) / /
--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*
                     OO
--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 / /
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                     USA
--------------------------------------------------------------------------------
  NUMBER OF        7      SOLE VOTING POWER
   SHARES
BENEFICIALLY                    5,000 (1)
OWNED BY EACH
  REPORTING
 PERSON WITH   -----------------------------------------------------------------
                   8      SHARED VOTING POWER

                                - 0 -
               -----------------------------------------------------------------
                   9      SOLE DISPOSITIVE POWER

                                5,000 (1)
               -----------------------------------------------------------------
                  10      SHARED DISPOSITIVE POWER

                                - 0 -
--------------------------------------------------------------------------------
     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                     5,000 (1)
--------------------------------------------------------------------------------
     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                               / /
--------------------------------------------------------------------------------
     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                     Less than 1%
--------------------------------------------------------------------------------
     14        TYPE OF REPORTING PERSON*

                     IN
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

(1)         Consists  of 5,000  shares of Common  Stock  underlying  options Mr.
            Kassan is entitled to receive that are exercisable within 60 days of the date hereof.

---------------------------                              -----------------------
CUSIP No. 910671106                    13D                   Page 5 of 8 Pages
---------------------------                              -----------------------

            The following constitutes Amendment No. 8 ("Amendment No. 8") to the
Schedule 13D filed by the undersigned.  This Amendment No. 8 amends the Schedule
13D as specifically set forth.

   Item 2 is hereby amended to add the following:

            At the Annual Meeting of  Stockholders of the Issuer held on October
4, 2002,  Glen M. Kassan was elected to the Board of  Directors.  As a result of
Mr.  Kassan's  election to the Board,  James  Henderson is no longer entitled to attend meetings of the Board of Directors in an observer capacity.  Accordingly,
Mr. Henderson is no longer a Reporting Person.

   Item 3 is hereby amended to add the following:

            As a director  of the  Issuer,  Mr.  Kassan is  entitled  to receive options to purchase 5,000 Shares that are exercisable within 60 days of the date hereof.

    Item 4 is hereby amended to add the following:

            At the Annual Meeting of  Stockholders of the Issuer held on October
4, 2002, Glen M. Kassan was elected to the Board of Directors. Steel Partners II issued a press release relating thereto,  a copy of which is attached hereto and incorporated herein by reference.

   Item 5(a) is hereby amended and restated to read as follows:

            (a) The  aggregate  percentage  of Shares of Common  Stock  reported owned by each person named herein is based upon 13,064,818  Shares  outstanding, which is the total number of Shares of Common Stock outstanding as of August 26,
2002, as reported in the Issuer's Proxy Statement for the 2002 Annual Meeting of
Stockholders.

            As of the close of  business on October 4, 2002,  Steel  Partners II beneficially owned 1,310,250 Shares of Common Stock, constituting  approximately
10.1% of the Shares outstanding.  Mr. Lichtenstein  beneficially owned 1,320,250
Shares (which includes 10,000 Shares underlying  options  exercisable  within 60 days  of the  date  hereof),  constituting  approximately  10.1%  of the  Shares outstanding. Mr. Lichtenstein has sole voting and dispositive power with respect to the 1,310,250 Shares owned by Steel Partners II by virtue of his authority to vote and  dispose of such  Shares.  All of such  Shares  (other  than the Shares
issuable  upon   exercise  of  the  options)   were   acquired  in   open-market
transactions.

            As of  the  close  of  business  on  October  4,  2002,  Mr.  Kassan beneficially owned 5,000 Shares of Common Stock underlying  options  exercisable within  60 days of the date  hereof,  constituting  less  than 1% of the  Shares outstanding.

    Item 7 is hereby amended to add the following exhibit:

            11.   Press Release issued by Steel Partners II, L.P. on October 4,
                  2002.

---------------------------                              -----------------------
CUSIP No. 910671106                    13D                   Page 6 of 8 Pages
---------------------------                              -----------------------

                                   SIGNATURES
                                   ----------

            After  reasonable  inquiry  and to the  best  of his  knowledge  and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  October 7, 2002                STEEL PARTNERS II, L.P.

                                       By: Steel Partners, L.L.C.
                                           General Partner

                                       By:/s/ Warren G. Lichtenstein
                                          --------------------------------------
                                          Warren G. Lichtenstein,
                                          Chief Executive Officer

                                       /s/ Warren G. Lichtenstein
                                       -----------------------------------------
                                       WARREN G. LICHTENSTEIN

                                       /s/ Glen M. Kassan
                                       -----------------------------------------
                                       GLEN M. KASSAN

---------------------------                              -----------------------
CUSIP No. 910671106                    13D                   Page 7 of 8 Pages
---------------------------                              -----------------------

                                  Exhibit Index

                           Exhibit                                       Page
                           -------                                       ----

1.          Joint Filing Agreement (previously filed).

2.          Joint Filing Agreement between Steel Partners II, L.P.,
            Warren G. Lichtenstein and James R. Henderson, dated
            March 9, 2000 (previously filed).

3.          Director Nomination Letter from Steel Partners II, L.P.
            to United Industrial Corporation, dated March 9, 2000
            (previously filed).

4.          Agreement by and among United Industrial Corporation,
            Steel Partners II, L.P., Warren G. Lichtenstein and
            James R. Henderson, dated March 29, 2000 (previously filed).

5.          Agreement by and among United Industrial Corporation,
            Steel Partners II, L.P., Warren G. Lichtenstein and
            James R. Henderson, dated as of March 7, 2001 (previously filed).

6.          Joint Filing Agreement by and among Steel Partners II, L.P.,
            Warren G. Lichtenstein and James R. Henderson, dated
            March 7, 2001 (previously filed).

7.          Joint Filing Agreement by and among Steel Partners II, L.P.,
            Warren G. Lichtenstein, James R. Henderson and Glen Kassan,
            dated April 2, 2002 (previously filed).

8.          Director Nomination Letter from Steel Partners II, L.P.
            to United Industrial Corporation, dated March 26, 2002,
            and Exhibits A-D thereto (previously filed).

9.          Letter from Steel Partners II, L.P. to the Board of
            Directors of United Industrial Corporation, dated
            August 19, 2002 (previously filed).

10.         Letter from Steel Partners II, L.P. to United Industrial
            Corporation, dated August 19, 2002 (previously filed).

11.         Press Release issued by Steel Partners II, L.P. on
            October 4, 2002.                                                8

---------------------------                              -----------------------
CUSIP No. 910671106                    13D                   Page 8 of 8 Pages
---------------------------                              -----------------------

PRESS RELEASE
                                                        MACKENZIE PARTNERS, INC.
                                         105 Madison Avenue, New York, NY, 10016
                                          Tel: 212-929-5500    Fax: 212-929-0308

                                   1875 Century Park East, Los Angeles, CA 90067
                                          Tel: 310-284-3110    Fax: 310-306-2420
CONTACT:
Warren Lichtenstein
Steel Partners II, L.P.
(212) 813-1500

Jeanne Carr
MacKenzie Partners, Inc.
(212) 929-5500

FOR IMMEDIATE RELEASE:
----------------------

                      STEEL PARTNERS' NOMINEE, GLEN KASSAN,
                             WINS SEAT ON UIC BOARD

            NEW YORK, NEW YORK, October 4, 2002 - Steel Partners II, L.P., which owns  1,310,250  shares of United  Industrial  Corp.  (NYSE:  UIC)  representing approximately 10% of the outstanding shares, announced today that their nominee,
Glen Kassan who was  nominated  by Steel  Partners,  has been elected to the UIC
Board of Directors.

            Commenting  on the results,  Warren  Lichtenstein,  Chief  Executive
Officer of Steel  Partners  II,  L.P.,  stated,  "We are very  pleased  with the shareholder vote, and look forward to a more vigorous pursuit of the sale of the company.  On  behalf  of Glen  Kassan  and  myself,  I would  like to thank  the shareholders of UIC for both their  confidence in us and the broad based support they have given us. It is indeed  gratifying  that our  candidate  received over fifty percent of the votes cast at today's shareholder meeting."

            Mr. Lichtenstein  further stated, "We believe that the shareholders, both  institutional  and individual,  have today sent a clear message with their votes.  Accountability  for shareholder value and good corporate  governance are both the  responsibility  and duty of  corporate  directors.  We look forward to correcting the corporate  governance flaws of the current Board. Our goals while we pursue a sale of UIC will be to  create a  thoroughly  independent  Board and reduce unnecessary corporate overhead."

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